

April 10, 2012

Via Email

David A. Ebersman
Chief Financial Officer
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025

> **Re:** **Facebook, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 27, 2012**
> **File No. 333-179287**

Dear Mr. Ebersman:

We have reviewed your letter dated March 27, 2012, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our March 22, 2012 letter.

Risk Factors

"We currently generate significant revenue as a result of our relationship…," page 19

1.   We note your response to prior comment 2. Please disclose that revenue from ads shown to users using Zynga apps on Facebook was approximately 7% of your revenue for 2011, and that this is in addition to the 12% of your 2011 revenue derived from payments processing fees related to Zynga's sale of virtual goods and direct advertising purchased by Zynga. Add similar disclosure to the corresponding discussion on page 55.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our User Metrics, page 47

2.   We note your response to prior comment 3. Based on the information provided in the registration statement, we note disproportionate trends in average revenue per user that could be material to investors. In this regard, we note that for both December 2010 and December 2011, average revenue per user in the US & Canada and Europe regions was significantly higher than the other geographic regions, and average revenue per user in Asia and the Rest of World appears to be driving down average revenue per user worldwide. While your response indicates that you do not "rely" or "focus" on calculations of average revenue per MAU, Item 303 of Regulation S-K requires the

description of any known trends or uncertainties that have had, or you reasonably expect will have, a material impact on operations. In addition, SEC Release No. 33-8350 advises that when preparing MD&A you "should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required." Please explain further why you do not believe disclosing these disproportionate trends in average revenue per user, or any other trends or factors, would be material information for investors to understand your ability to monetize users, specific to each geographic region.

Business

Relevance, page 82

3. We note your responses to prior comments 12 and 14. Although you deleted the reference to Nielsen under "Social Context" on page 82, you left references to Nielsen under "Relevance" on page 82 and under "Display Advertising" on page 85. Please file a consent from Nielsen as an exhibit to your registration statement or delete the references to Nielsen in these sections.

Principal and Selling Stockholders, page 133

4. Please revise footnotes 12 and 15 to clarify that you entered into letter agreements with these entities that provided for the conversion of the shares of Class B common stock into an equivalent number of shares of Class A common stock.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Credit Risk and Concentration, page F-14

5. Please revise your discussion regarding revenues generated from Zynga to disclose the percentage of revenue from ads shown to users using Zynga apps on Facebook, as disclosed in your response to prior comment 2, and clarify that this is in addition to the 12% currently disclosed. We refer you to ASC 275-10-50-18a.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP